DATE: November 4th. 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Nalunaq Bulk Carrier Estimated Time of Arrival (ETA)

LONDON, United Kingdom, DATE: November 4th, 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK) .

Crew Gold Corporation (Crew, “the Company”) is pleased to report that the estimated time of arrival (ETA) of the bulk carrier MV Spar Jade (30,700 MT) at the Nalunaq port site has been confirmed for November 15th 2004. Loading of ore will commence immediately.

The processing of this third shipment from Nalunaq will be completed within this present 2nd financial quarter (Q2), and in time for the planned Christmas close down at the El Valle plant on Dec 23rd 2004.

Crew is also pleased to report that ore production at Nalunaq continues to progress well and that the emphasis on reducing dilution has been giving positive results. Nalunaq Gold Mine has also ordered specialized equipment to be able to clean the stopes (mined areas) more efficiently and thereby achieving better total recoveries.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 1932 268755) or by email to  mailto:enquiries@crewgold.com.  For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website  "http://www.crewdev.com/"